UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

SWITCH, INC.

(Name of Issuer)

Class A Common Stock

(Title of Class of Securities)

87105L104

(CUSIP Number)

December 31, 2020

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐       Rule 13d-1(b)

☒      Rule 13d-1(c)

☐       Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 87105L104	13G	Page 2 of 10

1	NAMES OF REPORTING PERSONS Jeffrey Alan Troesh
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF	5	SOLE VOTING POWER 7,000,000
SHARES BENEFICIALLY OWNED BY EACH	6	SHARED VOTING POWER -0-
REPORTING PERSON WITH	7	SOLE DISPOSITIVE POWER 7,000,000
	8	SHARED DISPOSITIVE POWER -0-
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,000,000
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 5.9%
12	TYPE OF REPORTING PERSON* IN

CUSIP No. 87105L104	13G	Page 3 of 10

1	NAMES OF REPORTING PERSON FIRST ST LLC (f/k/a FIRST ST SWITCH LLC)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Nevada
NUMBER OF	5	SOLE VOTING POWER 7,000,000
SHARES BENEFICIALLY OWNED BY EACH	6	SHARED VOTING POWER -0-
REPORTING PERSON WITH	7	SOLE DISPOSITIVE POWER 7,000,000
	8	SHARED DISPOSITIVE POWER -0-
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,000,000
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 5.9%
12	TYPE OF REPORTING PERSON* OO

CUSIP No. 87105L104	13G	Page 4 of 10

Item 1(a).	Name of Issuer.

Switch, Inc.

Item 1(b).	Address of Issuer's Principal Executive Offices.

7135 S. Decatur Boulevard Las Vegas, NV 89118

Item 2(a).	Name of Person Filing.

(i) Jeffrey Alan Troesh (ii) First St LLC (f/k/a First St Switch LLC)

Item 2(b).	Address of Principal Business Office or, if none,
Residence. For all filing persons: 1370 Jet Stream Drive Suite 100 Henderson, Nevada 89052

Item 2(c).	Citizenship.

(i) Jeffrey Alan Troesh is a citizen of the United States of America. (ii) First St LLC was organized as a limited liability company under the laws of the State of Nevada.

Item 2(d).	Title and Class of Securities. For all filing persons: Class A Common Stock

Item 2(e).	CUSIP Number. 87105L104

Item 3.	This statement is not filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c).

CUSIP No. 87105L104	13G	Page 5 of 10

Item 4.	Ownership.

Jeffrey Alan Troesh:

(a)	Amount beneficially owned

7,000,000 (1)

(b)	Percent of class

5.9%

(c)	Number of shares as to which such person has:

(i)	sole power to vote or to direct the vote: 7,000,000 (1)

(ii)	shared power to vote or to direct the vote: -0-

(iii)	sole power to dispose or to direct the disposition of: 7,000,000 (1)

(iv)	shared power to dispose or to direct the disposition of: -0-

First St LLC (f/k/a First St Switch LLC):

(a)	Amount beneficially owned

7,000,000

(b)	Percent of class

5.9%

(c)	Number of shares as to which such person has:

(i)	sole power to vote or to direct the vote: 7,000,000

(ii)	shared power to vote or to direct the vote: -0-

(iii)	sole power to dispose or to direct the disposition of: 7,000,000

(iv)	shared power to dispose or to direct the disposition of: -0-

CUSIP No. 87105L104	13G	Page 6 of 10

First St LLC, one of the reporting persons, was formerly known as “First St Switch LLC.”

On November 5, 2020, First St LLC was issued 7,000,000 shares of Class A Common Stock of Switch, Inc., upon the redemption of 7,000,000 Common Units of Switch, Ltd., a subsidiary of Switch, Inc., held by First St LLC. In connection with the redemption, 7,000,000 shares of Class B Common Stock of Switch, Inc. (which had voting rights only), were forfeited by First St LLC and cancelled. No additional consideration was paid by First St LLC for the shares of Class A Common Stock of Switch, Inc., issued to it.

The percentages were calculated assuming 118,983,644 shares of Class A Common Stock outstanding (as reported by Switch, Inc., in its Quarterly Report on Form 10-Q filed on November 9, 2020, as being outstanding as of November 5, 2020).

(1)	The number of shares reported by Jeffrey Alan Troesh includes the shares reported by First St LLC based on his acting as manager of and having sole voting and dispositive control of the Class A Common Stock held by First St LLC.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following. [ ].

Not applicable.

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person.

Not applicable.

CUSIP No. 87105L104	13G	Page 7 of 10

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certification.

By signing below, each of the undersigned reporting persons certifies, to the best of his or its knowledge and belief, that the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 87105L104	13G	Page 8 of 10

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

JEFFREY ALAN TROESH

Date: 02/16/2021	/s/ Jeffrey Alan Troesh
Jeffrey Alan Troesh

FIRST ST LLC

Date: 02/16/2021	/s/ Jeffrey Alan Troesh
Jeffrey Alan Troesh, Manager

CUSIP No. 87105L104	13G	Page 9 of 10

EXHIBIT INDEX

1	Joint Filing Agreement dated February 16, 2021 by and between Jeffrey Alan Troesh and First St LLC.

CUSIP No. 87105L104	13G	Page 10 of 10

EXHIBIT A

Agreement for Joint Filing of Schedule 13G

The undersigned hereby agree that the Schedule 13G being filed with the Securities and Exchange Commission to report their beneficial ownership of more than 5% of the Class A Common Stock of Switch, Inc., a Nevada corporation, shall be, and is, filed on behalf of each of the undersigned.

JEFFREY ALAN TROESH

Date: 2/16/2021	/s/ Jeffrey Alan Troesh
Jeffrey Alan Troesh

FIRST ST LLC (f/k/a First St Switch LLC)

Date: 2/16/2021	/s/ Jeffrey Alan Troesh
Jeffrey Alan Troesh, Manager